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Litton Loan Servicing LP
An Affiliate of C-Bass.
5373 West Alabama, Suite 600
Houston, Texas 77056
Telephone 713 960 9676
Fax 713 960-0539

January 16,1999


As of December 31, 1998, Litton Loan Servicing LP has complied in all material respects with the minimum servicing standard set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same-period, Litton Loan Servicing LP had in effect a fidelity bond in the amount of $4,000,000 and an errors and omissions policy in the amount of $4,000,000.

Larry B. Littton, Sr., President & CEO

Janice McClure, Senior Vice President